Exhibit 99.1

Scorpio Tankers Inc. Announces Public Offering of Senior Unsecured Notes Due 2019 and Commencement of Cash Tender Offer for Outstanding 7.50% Senior Unsecured Notes due 2017
MONACO--(Marketwired – March 28, 2017) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it plans to offer senior unsecured notes due 2019 (the "New Notes") in a registered underwritten public offering (the "New Notes Offering") and simultaneously commence a cash tender offer (the "Tender Offer") for the Company's outstanding 7.50% senior unsecured notes due in October 2017 (the "Existing Notes").
New Notes Offering
The Company intends to use the net proceeds from the New Notes Offering to fund the Tender Offer for the Existing Notes and to repay any Existing Notes not repurchased in the Tender Offer.  Any remaining net proceeds are expected to be used for general corporate purposes and working capital.
In connection with the New Notes Offering, the Company has submitted an application to list the New Notes on the New York Stock Exchange (the "NYSE") under the symbol "SBBC."  If approved for listing, trading on the NYSE is expected to commence within 30 days after the New Notes are first issued.  The New Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.
Stifel and Janney Montgomery Scott will act as joint book-running managers for the New Notes Offering.  Ladenburg Thalmann and Wunderlich will act as co-managers for the New Notes Offering.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes, nor shall there be any sale of the New Notes, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A registration statement relating to the New Notes was filed with the U.S. Securities and Exchange Commission (the "SEC") and is effective.  The New Notes Offering is being made only by means of a prospectus supplement and an accompanying base prospectus. A prospectus supplement related to the New Notes Offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to the New Notes Offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com.
Tender Offer
The Tender Offer is being made on the terms and conditions set forth in the Offer to Purchase, dated March 28, 2017, and related Letter of Transmittal, each of which will be distributed to all holders of the Existing Notes. The total consideration for the Tender Offer will be $25.00 per $25.00 principal amount of the Existing Notes (the "Tender Offer Consideration"). Tendering noteholders will also receive accrued and unpaid interest from and including the last applicable interest payment date up to, but excluding, the applicable payment date ("Accrued Interest"). The Tender Offer provides for an early tender deadline of on or before 5:00 p.m., New York City time, on April 11, 2017 (unless the Company chooses to extend that date) and is scheduled to expire at 11:59 p.m., New York City time, on April 25, 2017 (unless the Company chooses to extend that date).
The Tender Offer is subject to the satisfaction of certain conditions, including, among other things, (i) the Company having issued the New Notes in an amount and on terms and conditions acceptable to the Company, in its sole discretion, and the Company having available funds sufficient to pay the Tender Offer Consideration and Accrued Interest with respect to all of the Existing Notes validly tendered that are not validly withdrawn, and (ii) immediately following the completion of the Tender Offer, the Company continuing to meet the NYSE's continued listing standards applicable to the Existing Notes.  The Company has the right to waive, in whole or in part, at any time and from time to time, in its sole discretion, any of the Tender Offer conditions and to accept Existing Notes for purchase in the Tender Offer.
This press release is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell the Existing Notes. The Tender Offer is being made by means of an Offer to Purchase and related Letter of Transmittal being distributed to all current holders of the Existing Notes outstanding. The Tender Offer does not constitute an offer to purchase Existing Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities, blue sky or other laws.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (23 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.3 years and time or bareboat charters-in 19 product tankers (one LR2, one LR1, eight MR and nine Handymax tankers). The Company also has contracted for eight newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.